800 Nicollet Mall

Minneapolis, MN 55402

August 15, 2011

Mr. Sebastian Gomez Abero

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-06880

Dear Mr. Abero:

Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated July 25, 2011, regarding the above-referenced documents.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

1.	Please provide us with draft disclosure to be included in future filings that quantifies the impact to your revenues resulting from the limit on interchange fees and the revision to the assessment base for the calculation of the FDIC insurance assessments. We note that you have previously quantified this information in earnings calls, but believe that the impact to your revenues resulting from these regulatory changes should also be discussed in your Management’s Discussion and Analysis section.

The Company has previously quantified the anticipated impact on its revenues resulting from recent legislation on interchange fees in its quarterly earnings calls. Consistent with those disclosures, the Company included the following disclosure on page 5 of its second quarter 2011 Form 10-Q:

“The Company anticipates the implementation of recently passed legislation, under the Durbin Amendment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, will reduce future noninterest income by approximately $300 million on an annualized basis, based on anticipated transaction volume excluding any mitigating actions the Company may take.”

Though the Company included an estimated impact of potential FDIC assessment changes in its slide deck accompanying its second quarter 2010 earnings release, the estimate included an increase in the

usbank.com

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

assessment rate based on the then existing FDIC rule that was not included in the final rule. As a result, the subsequent rule finalization resulted in a lower impact, one which is not significant to the Company. The increase in FDIC assessment expense for the second quarter 2011 compared to the first quarter of 2011 was not significant to the Company. The Company identified an increase in FDIC assessment expense as a driver of the second quarter 2011 increase in noninterest expense in the second quarter 10-Q Management Discussion and Analysis.

2.	Please revise this table in future filings to include your asset quality ratios as well.

The Company will include in its Selected Financial Data in future filings the amount of nonperforming assets and allowance for credit losses, the allowance for credit losses as a percentage of period-end loans and net charge-offs as a percentage of average loans outstanding for the applicable periods presented.

3.	Please provide us with draft disclosure to be included in future filings that describes your policies and procedures for determining whether to hold a mortgage in your loan portfolio or seek to sell it in the secondary market

The Company will revise the Balance Sheet Analysis section of Management’s Discussion and Analysis in future filings to include the following description related to residential mortgages:

“Most of the Company’s residential mortgage loan products are originated specifically to guidelines that allow them to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (i.e., Freddie Mac and Fannie Mae, and Ginnie Mae). The Company also originates residential mortgages that follow its own investment guidelines with the intent to hold such loans in the loan portfolio, primarily well secured jumbo mortgages to borrowers with high credit quality, as well as near-prime non-conforming mortgages. The Company generally retains portfolio loans through maturity; however, the Company’s intent may change over time based upon various factors such as ongoing asset/liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company’s intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.”

4.	We note your disclosure here that you strive to identify potential problem loans early. However, we were unable to locate any additional disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

The Company’s discussion of the credit quality of its loan portfolios, including quantitative information, in its notes to the consolidated financial statements encompasses all potential problem loans identified by the Company. This information includes levels of nonperforming assets and delinquencies, and detailed information on loans considered impaired by the Company. The information also includes a breakdown of the Company’s loan portfolios by its internal credit quality ratings, and a description of those ratings.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

The Company will include the following new language in future filings in the Credit Risk Management section of its Management Discussion and Analysis to indicate where this information can be found in its notes to consolidated financial statements:

“In addition, credit quality ratings as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those not classified on the Company’s rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including all of the Company’s loans that are 90 days or more past due and still accruing, nonaccrual loans, and those considered TDRs, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. Refer to Note [5] in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.”

5.	We note your disclosure on page 36 of loan-to-values for residential mortgages and home equity and second mortgages. We also note your disclosure in a footnote to the table that indicates that loan-to-values are determined as of the date of origination and adjusted for cumulative principal payments, and consider mortgage insurance, as applicable. Please tell us whether you obtain or have access to updated value information on your residential and home equity and second mortgage loan portfolios. If so, please tell us why you do not incorporate this information into your disclosure given the substantial decreases that have occurred in home prices over the past few years. Additionally, please tell us how you concluded it was appropriate to update the loan-to-value calculations for principal payments since loan origination, but not the corresponding value information.

Historically the Company did not obtain updated value information for its entire residential, home equity and second mortgage portfolios. Recently the Company has begun to obtain limited updated value information for a large percentage of these loans – typically automated valuation model (“AVM”) data from third parties. Because AVM data is not available for the entire loan portfolio, and because it is not determined based on an individual assessment of specific properties, the Company believes disclosure of appraisal-based loan-to-value ratios using current outstanding balances, which is consistent with reporting methods required by bank supervisors, is important for users of its financial reports. The Company continues to gather and analyze updated value information and expects to begin incorporating this into its Management’s Discussion and Analysis in the 2011 annual report where the Company is able to obtain reliable information.

6.	We note your disclosure on page 38 that delinquent loan ratios exclude loans purchased from Government National Mortgage Association (GNMA) whose repayments are guaranteed by the Federal Housing Administration (FHA) or the Department of Veterans Affairs (VA). We also note that your ratio of loans 90-days or more past due including nonperforming loans to total loans was significantly higher for all periods when these GNMA loans are included. Please address the following:

•	Tell us and revise future filings to disclose the amount of GNMA loans you hold at each period end, including and through your most recent fiscal quarter, by type (e.g. FHA loans, VA loans).

•

Tell us how effective the guarantees have been in preventing loan write-downs or charge-offs. Specifically, tell us whether you have experienced any increase in denials of claims by the GNMA, the FHA or the VA on these loans, or have recognized losses in excess of the VA cap.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

•

We also note that you exclude GNMA loans from both your short-term loan modification disclosure on page 40 and your TDR disclosure on page 41. Please tell us the amount of GNMA loans included in your short-term loan modification program. Please also revise your TDR disclosure in future filings to quantify the amount of FHA and VA loans excluded from your tabular disclosures.

The Company has excluded the following delinquent loans purchased from GNMA pools from the disclosures:

(Dollars in millions)

6/30/2011	3/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
$2,534	$2,578	$2,638	$2,154	$1,062	$611	$531

The Company will include in future filings the amount of delinquent loans purchased from GNMA pools that have been excluded from the various reported delinquency statistics. Approximately 88% of the delinquent GNMA loans at June 30, 2011 are FHA insured. Given the insignificant amount of VA insured loans and the relatively low level of losses related to VA-specific insurance coverage, the Company does not believe it is necessary to provide further disaggregation (e.g. FHA, VA, etc).

In the Company’s experience, FHA and VA guarantees have been highly effective in preventing loan write-downs or charge-offs. The Company’s losses related to FHA and VA loans have not been material. FHA insurance reimburses for lost principal, interest at the HUD debenture rate, and foreclosure related costs. The VA guarantee covers lost principal, interest at the loan rate, and foreclosure related costs, subject to a maximum guarantee amount. Denial of claims by FHA and VA is generally limited to unreimbursed foreclosure related costs. FHA also assesses penalties if certain timelines are breached. FHA unreimbursed foreclosure costs and timeline penalties have been increasing, primarily as a result of the increased foreclosure volume and time required to clear foreclosures. However, these FHA unreimbursed foreclosure related costs were only approximately $10 million during all of 2010, and only approximately $9 million through the first six months of 2011. VA “no-bids” result when the VA decides to pay a claim amount, rather than take conveyance of the property, generally as a result of decreasing home prices and economic conditions. VA losses increased through 2010, primarily from VA no-bids. VA losses were less than $20 million during all of 2010, and only $3 million for the first six months of 2011.

The Company currently does not offer short-term modification programs for FHA and VA loans purchased from GNMA mortgage pools. The Company does modify certain FHA and VA loans in accordance with program guidelines. ASU 2011-02 - A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring is effective for the Company as of July 1, 2011 and applicable to any modifications on or after January 1, 2011. As a result of clarifying guidance provided in ASU 2011-02, the Company expects to include modifications of FHA and VA loans held for investment as troubled debt restructurings in future filings, though the amount of these loans subject to ASU 2011-02 at adoption date is not significant.

7.

We note that as of December 31, 2010 and March 31, 2011 you had $452 million and $467 million, respectively, of credit card loans outstanding for borrowers enrolled in a credit card modification program which are considered to be troubled debt restructurings (TDRs). We also note that an additional approximately 1.9% of your credit card portfolio balance is included in a short-term

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

loan modification program which is not considered to be a TDR. Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, disclose whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

The Company currently does not have any credit card loan agreements where the interest rate on credit card loans is automatically increased to a “penalty” rate due to non-payment, late-payment or similar events. The Company did have penalty rate programs in the past. For those loans that are currently classified as TDRs that had been subject to a penalty rate, the pre-penalty rate is used to measure impairment, which the Company will disclose in future filings.

8.	We note your disclosure here regarding the type(s) of loans included in nonperforming loans. We also note from your tabular disclosure on page 42 that other real estate owned excludes foreclosed GNMA loans which continue to accrue interest. Please revise future filings to specifically address the following:

•

Disclose whether nonperforming loans held-for-sale are included or excluded from your nonperforming loans. If they are excluded, please include a footnote to your tabular disclosure on page 42 stating this fact, and quantify the amount of nonperforming loans held-for-sale that are excluded for each period presented.

•	Clearly disclose that GNMA loans are excluded from nonperforming loans since they are a subset of accruing loans 90 days or more past due and separately quantify this amount.

•

Clarify whether foreclosed GNMA loans which continue to accrue interest are classified as part of other real estate, or whether they continue to be classified as loans. As part of your response, please clarify the mechanics related to the accounting for other real estate for FHA and VA loans, including whether you ever take title to the properties prior to submitting the claims to FHA and VA.

•

On a related note, as applicable, revise all relevant disclosures throughout your future filings to disclose whether GNMA loans are included in your nonaccrual loans, nonperforming loans, impaired loans or other credit quality indicators. To the extent they are excluded from these metrics, please quantify the amounts excluded if they would otherwise meet the definition of the metric absent the government guarantee/insurance.

The Company will revise its nonperforming asset disclosures in future filings as outlined below:

•	The Company will state that nonperforming loans held for sale are excluded from its nonperforming loan statistics and will quantify the amount of such excluded loans.

•

The Company will add a footnote to the “Residential Mortgages” line included in the Nonperforming Assets table of Management Discussion and Analysis to disclose purchased GNMA loans excluded from the table similar to the following:

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

“Excludes loans purchased from GNMA that are 90 days or more past due, which continue to accrue interest of $XXX million, $XXX million, $XXX million, $XXX million, and $XXX million at December 31, 20XX, 20XX, 20XX, 20XX, and 20XX respectively.”

•

The Company continues to accrue interest on foreclosed GNMA loans, effectively at the rate to be reimbursed, because the interest is insured. For both FHA and VA loans, the Company typically takes title prior to conveyance and claim submission to FHA and the VA. The time period between taking title and conveyance to the government agencies is generally less than forty five days. For VA no-bids, conveyance to the VA does not occur, as the VA pays a claim amount in lieu of taking possession and liquidating the property. The Company will clarify footnote (b) to its Nonperforming Assets table of its Management Discussion and Analysis in future filings similar to the following:

“Foreclosed GNMA loans of $XXX million, $XXX million, $XXX million, $XXX million and $XXX million at December 31, 20XX, 20XX, 20XX, 20XX and 20XX, respectively, continue to accrue interest and are recorded as other assets. These loans are excluded from nonperforming assets because they are guaranteed by the FHA or VA.”

•	The Company will revise other disclosures in future filings to indicate whether GNMA loans are included or excluded and quantify amounts that have been excluded.

9.	You disclose that you use Value at Risk (VaR) to measure general market risk. You disclose that VaR is estimated for a 99% confidence interval and over a 1-day time horizon, and that you expect one-day VaR to be exceeded two or three times per year. You also disclose that for the years ended December 31, 2010 and 2009, your VaR did not exceed $5 million and $4 million, respectively. Please address the following:

•

Revise your disclosure in future filings to more clearly describe the method used (e.g. historical simulation, Monte Carlo, etc.), the period of historical data used for the analysis, and the level or number of market factors used when calculating VaR.

•

Revise future filings to provide the VaR disclosures required by Item 305(a)(1)(iii)(B)(1) of Regulation S-K regarding the average, high and low amounts, or the distribution of the VaR amounts for the reporting period or another acceptable presentation. In your revised disclosure, please specifically state the number of exceptions to expected VaR you experienced for each period.

•

You disclose that you monitor the effectiveness of your risk program by back-testing the performance of your VaR model by regularly updating the historical data used in the models and stress testing. Please revise future filings to describe the specific procedures you performed to validate the appropriateness of your model, particularly if it is not performing as statistically predicted with regards to expectations as to how many times the one-day VaR should be exceeded each year.

•	Revise future filings to describe the stress testing scenarios used when monitoring the effectiveness of your VaR model.

The Company will revise the discussion of its VaR approach in the Market Risk Management section of Management’s Discussion and Analysis in future filings as follows:

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

“The Company uses a Value at Risk (“VaR’) approach to measure general market risk. Theoretically, VaR represents the ~~amount~~ statistical risk of loss the Company has ~~at risk of loss~~ to adverse market movements over a 1-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its trading businesses measured~~s VaR~~ at the ninety-ninth percentile using a one year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect its investment grade bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business. On average, the Company expects the one day VaR to be exceeded two to three times per year in each business. The Company monitors the effectiveness of its risk programs by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The average, high and low VaR amounts for the [quarter or year] ending [period end date] was xx, xx and xx, respectively. There have been [no or number] incidences where the actual trading losses exceeded the one day VaR during the [quarter or year] ending [period end date].”

10.	We note your discussion of liquidity management, including how it is viewed from long-term and short-term perspectives, and from parent and subsidiary perspectives. Given the importance of liquidity to your operations, please consider disclosing a metric of your liquid assets or other available liquidity sources.

The Company will revise the Liquidity Risk Management discussion in future filings to include the following additional information about its liquidity management activities including disclosure about the liquidity measures and metrics monitored by the Company.

“The Company’s liquidity risk management framework is designed to maintain sufficient liquidity in both normal operating environments as well as in periods of severe stress. The ALCO reviews and approves the Company’s liquidity policies and guidelines, and frequently reviews the overall liquidity position of the Company.

The Company maintains a substantial level of total available liquidity in the form of on and off balance sheet funding sources. These include cash at the Federal Reserve, unencumbered liquid assets, and capacity to borrow at the Federal Home Loan Bank and Federal Reserve Discount Window.

The Company assesses its liquidity risk through numerous metrics, reporting, and monitoring activities. The Company analyzes the results of numerous scenarios that estimate the impact of stress events on the Company’s liquidity position. The scenarios project various levels of cash outflows from deposit run-off and draws on committed liquidity facilities in different environments and situations. These potential cash outflows are compared to the Company’s ability to generate additional liquidity by selling or pledging excess liquid assets and issuing secured and unsecured debt. The scenarios include both Company-specific and systemic market stress conditions. The most severe scenario combines a 3-notch downgrade of the Company’s credit rating with a severe market stress environment similar to that of 2008-2009.

The Company monitors the Parent Company liquidity and maintains sufficient funding to meet expected Parent Company obligations for an extended period of time without access to the

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

wholesale funding markets or dividends from subsidiaries. The extended time period is defined as 12 months when forecasted payments of common stock dividends are included and 24 months assuming dividends were reduced to zero. The Parent Company currently has available funds considerably greater than the amounts required to satisfy these conditions.”

11.	We note your disclosure in footnote (b) indicating that you exclude interest expense on related long term debt since these long term debt obligations are principally used to fund interest bearing assets, and thus any interest expense on the long term debt would be offset by interest income on interest bearing assets. This type of exclusion does not appear appropriate, as the interest expense on the long term debt is a contractual obligation to the company and you have no legal right of offset between the contractual interest owed on the related long term debt with contractual interest that may be receivable on some of your interest bearing assets. Please advise, or revise your future filings accordingly.

Securities and Exchange Commission Interpretive Release No. 33-9144 and Item 303(a)(5) of Regulation S-K permit flexibility for a registrant’s contractual obligations disclosures to reflect specific information in a way that is suitable to its business. Accordingly, registrants are encouraged to develop a presentation method that is clear, understandable and appropriately reflects the categories of obligations that are meaningful in light of its capital structure and business. Although there is no legal right of offset between the contractual interest owed on long-term debt and contractual interest to be received on interest-bearing assets, the Company manages it overall balance sheet growth and interest rate risk through asset and liability management activities that encompass the entire balance sheet as a whole. The Company believes it is appropriate to exclude the contractual obligations related to interest charges on long-term debt as they are only one component of its overall asset/liability and interest rate risk management strategies. Other institutions across the banking industry utilize similar asset/liability and interest rate risk management strategies and generally appear to follow a similar approach to the Company in disclosing long-term debt obligations. The Company has disclosed that it has excluded contractual interest on long-term debt from the disclosures and has provided the rationale for the exclusion, which is consistent with how it manages its business.

12.	We note your brief disclosure here related to off-balance sheet arrangements, including your reference to see Note 22 in your consolidated financial statements for additional information. We further note disclosure of certain information related to guarantees in Note 22, as well as disclosure of information about off-balance sheet variable interest entities (VIEs) in Note 8. However, it is unclear if this reflects all of your off-balance sheet exposure and we note that it could be more transparently summarized in one place with cross-references that refer the reader to the appropriate sections of the document for further discussion. Therefore, please revise this section in future filings to include a more thorough and complete discussion of all of your off-balance sheet arrangements, including but not limited to guarantees and off-balance sheet VIEs, that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in your Management’s Discussion and Analysis. Refer to Item 303(a)(4) of Regulation S-K for guidance.

The Company will revise this section of Management’s Discussion and Analysis in future filings to include a more complete discussion of off-balance sheet arrangements and references to additional sections of the financial statement notes with more detailed information on these arrangements. All of the Company’s off-balance sheet arrangements are discussed in Notes 8 and 22 of the Notes to Consolidated Financial Statements in the Company’s Annual Report.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

The Company expects to add the following in Management’s Discussion and Analysis in future annual filings:

“Commitments to Extend Credit and Letters of Credit

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 20XX were $XX billion. The Company also issues various types of letters of credit, including standby, and commercial. Total contractual amounts of letters of credit at December 31, 20XX were $XX billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note [22] in the Notes to Consolidated Financial Statements.

Arrangements with Unconsolidated Entities

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of community-based tax-advantaged investments in affordable housing or business development entities that provide capital for communities located in low-income districts and for historic rehabilitation projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits. The entities in which the Company invests are generally considered variable interest entities. The Company’s recorded investment in these entities as of December 31, 20XX was approximately $XX billion.

The Company also has non-controlling financial investments in private funds and partnerships considered variable interest entities. The Company’s recorded investment in these entities was approximately $XX million at December 31, 20XX and the Company had unfunded commitments to invest an additional $XX million. For more information on the Company’s interests in unconsolidated entities, refer to Note [8] in the Notes to Consolidated Financial Statements.

Guarantees, Other Commitments and Other Contingent Liabilities

Guarantees are contingent commitments issued by the Company to customers or other third-parties requiring the Company to perform if certain conditions exist or upon the occurrence or nonoccurrence of a specified event, such as a scheduled payment to be made under contract. The Company’s primary guarantees include commitments from securities lending activities in which indemnifications are provided to customers; indemnification or buy-back provisions related to sales of loans and tax credit investments; merchant charge-back guarantees through the Company’s involvement in providing merchant processing services; contingent consideration arrangements through certain business combination transactions; and minimum revenue guarantee arrangements. For certain guarantees, the Company may have access to collateral to support the guarantee or through the exercise of other recourse provisions be able to offset some or all of any payments made under these guarantees.

The Company and certain of its subsidiaries, along with other Visa U.S.A. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of the Card Associations (the “Visa Litigation”). The indemnification by the Company and other Visa U.S.A. member banks has no maximum amount. Refer to Note [22] in the Notes to Consolidated Financial Statements for further details regarding Guarantees, Other Commitments, and Contingent Liabilities, including maximum potential future

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

payments and current carrying amounts.”

The Company expects to add the following in Management’s Discussion and Analysis in future interim filings:

“Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangements to which an unconsolidated entity is a party under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. In the ordinary course of business, the Company enters into an array of commitments to extend credit, letters of credit and various forms of guarantees that may be considered off-balance sheet arrangements. The nature and extent of these arrangements are described in Note [13] of the Notes to Consolidated Financial Statements. The Company has not significantly utilized private label asset securitizations or conduits as a source of funding. Off-balance sheet arrangements also include any obligation related to a variable interest held in an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support. Refer to Note [6] of the Notes to Consolidated Financial Statements for further information related to the Company’s interests in variable interest entities.”

13.	We note your disclosure throughout this section that you evaluate the “adequacy” of the allowance for credit losses and you discuss the various factors considered in determining the “adequacy” of the allowance for credit losses. In future filings, to the extent true, please revise your disclosure in future filings to confirm here as well as other places throughout the document where you refer to the allowance as “adequate” or that you evaluate the “adequacy” to instead state that you review the allowance for the “appropriateness” of the amount and the various factors considered in determining the allowance is at the “appropriate” amount.

The Company performs an analysis of its allowance for credit losses quarterly and determines the appropriate amount to be reflected in its financial statements. The Company will revise future filings to consistently state that it reviews the allowance for credit losses for “appropriateness” and it has determined the allowance to be an “appropriate” amount.

14.	We note your disclosure on page 62 where you state that if 10 percent of loans within your commercial and commercial real estate portfolio experienced downgrades of two internal risk ratings, the allowance for this portfolio would increase by $319 million as of December 31, 2010. Please clarify how this adjustment is calculated and provide more specificity on how you chose to only downgrade 10 percent of your commercial portfolio loans, and which ones, for purposes of this sensitivity disclosure. For example, it would appear that a different result could occur if the 10 percent of loans downgraded were some of the higher graded loans, versus loans that were already lower graded in the portfolio.

In future filings, the Company plans to revise its discussion of the sensitivity of this accounting estimate as follows:

“The Company’s determination of the allowance for ~~commercial and commercial real estate loans~~ the Commercial Lending segment of the portfolio is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2010. In the event that 10 percent of ~~loans~~ period ending loan balances (including unfunded commitments) within ~~these portfolios~~ each risk rating category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for ~~commercial and commercial real estate~~ credit losses would increase by approximately $319 million at December 31, 2010. The Company believes the allowance for loan

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

loss appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for ~~these portfolios~~ the Commercial Lending segment of the loan portfolio increased by 10 percent, the allowance ~~determined~~ for ~~commercial and commercial real estate~~ credit losses would increase by approximately $198 million at December 31, 2010. The Company’s determination of the allowance for ~~residential and retail loans~~ the Consumer Lending segment of the portfolio is sensitive to changes in estimated loss rates. In the event that estimate loss rates for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses ~~residential mortgages and retail loans~~ would increase by approximately $274 million at December 31, 2010.”

15.	Your disclosure here related to your allowance for credit losses methodology appears to be high-level and addresses your methodology in general terms for your loan portfolio as a whole. Please note that the disclosures required under ASC 310-10-50-11B should be disclosed by loan portfolio segment. As such, please revise future interim an annual filings to address the following for each of your loan portfolio segments as presented in Note 6 on pg. 84:

•

Separately discuss your methodologies related to loans individually evaluated for impairment under ASC 310-10-35 resulting in allocated specific allowances and those collectively evaluated for impairment under ASC 450-20.

•

Expand your disclosure related to how you consider existing economic conditions in estimating inherent loan losses. For example, clarify whether you make adjustments to historical loss rates or risk weightings to account for these conditions or whether you layer on an adjustment at the top level to adjust for these conditions. As part of your disclosure, describe the different factors that would cause an increase or decrease in the allowance.

•

Expand your discussion related to how you consider all historical loss information when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, present additional granularity regarding any adjustments made to historical losses and, if applicable, discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for such adjustments.

In future filings, the Company expects to revise its disclosures to add the following paragraphs to clarify the methodologies used in the analysis of the allowance for credit losses by the defined loan portfolio segments (see definition of segments in response to comment #22):

“The allowance recorded for loans in the Commercial Lending segment is generally based on quarterly reviews of individual credit relationships and considers the migration analysis of Commercial Lending segment loans and actual loss experience. The Company currently uses an 11 year period of historical losses to appropriately capture a full economic cycle in the evaluation. This timeframe and the results of the analysis are evaluated quarterly to determine the appropriateness. The allowance recorded for impaired loans greater than $5 million in the Commercial Lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other Commercial Lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

The allowance recorded for purchased impaired and TDR loans in the Consumer Lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance recorded for all other Consumer Lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends.

The allowance for Covered segment loans is evaluated each quarter in a manner similar to that described above for non-covered loans. The provision for credit losses for Covered segment loans considers the indemnification provided by the FDIC.

The Company’s methodology for determining the appropriate allowance for credit losses for all the loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards, internal review and other relevant business practices; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each of the above loan segments. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs.”

16.	We note your disclosure that addresses nonaccrual status and loan charge-offs for commercial loans, loans secured by 1-4 family properties, revolving consumer lines and credit cards. However, your current disclosure does not appear to address all loans within each of your loan portfolio segments, nor do the loan classification descriptions used in your current disclosure mirror the loan portfolio segment descriptions as disclosed in Note 6. Please revise future interim and annual filings to address the following:

•

Expand to disclose your policy for charging off uncollectible financing receivables for all loan segments. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. For example, clarify the factors you consider in determining that a commercial loan is deemed uncollectible or beyond a reasonable time frame past due. As part of your revised disclosure, please disclose whether there is a maximum past due time period that you would charge-off a secured commercial loan. Refer to ASC 310-10-50-11B(b) for guidance.

•

Expand to disclose your policy for recording payments received on nonaccrual loans. To the extent the policy disclosed for your commercial loans applies to all of your loan classes please state that fact. Refer to ASC 310-10-50-6(b).

•	Expand disclose your policy for determining past due or delinquency status for each of your loan classes. Refer to ASC 310-10-50-6(e) for guidance.

•	Expand to disclose your policy for placing each class of loans on nonaccrual status. Refer to ASC 310-10-50-6(a).

•

You state that for commercial loans where the loan has been placed on nonaccrual, future interest payments are generally applied against principal. Please clarify whether this means that you do not ever place these loans back on accrual status. Additionally, please clarify if this policy applies to each of your loan classes that are placed are nonaccrual, and if not, please

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

separately disclose those policies. Refer to ASC 310-10-50-6(c).

The Company will disclose its accounting policies for loan delinquencies, nonaccrual status, and charge-off by segment and class in future filings similar to the following:

“For all loan classes loans are considered past due based on the number of days delinquent except for monthly amortizing loans which are classified delinquent based upon the number of contractually required payments not made (for example, two missed payments is considered 30 days delinquent).

Commercial Lending segment loans are placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Commercial Lending segment loans are generally fully or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is considered uncollectible.

Consumer Lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to fair market value, less costs to sell, at 180 days past due, and placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Credit card loans continue to accrue interest until the account is charged off. Credit cards are charged off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due; and revolving consumer lines are charged off at 180 days. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

For all loan classes, interest payments received on nonaccrual loans are generally recorded as a reduction to the loan carrying amount. Interest payments recorded as reductions to a loan’s carrying amount while a loan is on nonaccrual are recognized as interest income only upon payoff of the loan. In certain circumstances, loans in any class may be restored to accrual status, such as when none of the principal and interest is past due and prospects for future payment are no longer in doubt; or the loan becomes well secured and is in the process of collection. Loans where there has been a partial charge-off may be returned to accrual status if all principal and interest (including amounts previously charged-off) is expected to be collected and the loan is current.

Covered loans not considered to be purchased impaired are evaluated for delinquency, nonaccrual status and charge-off consistent with the class of loan they would be included in had the loss share coverage not been in place. Generally, purchased impaired loans are considered accruing loans. However, the timing and amount of future cash flows for some loans is not reasonably estimable. Those loans are classified as nonaccrual loans and interest income is not recognized until the timing and amount of the future cash flows can be reasonably estimated.”

17.	We note your disclosures here related to your accounting policy for impaired loans. Please note this information should be presented for each class of finance receivable. Therefore, please revise your disclosure in future interim and annual filings to address the following by class of finance receivable:

•	Your policy for recognizing interest income on impaired loans, including how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

•	Explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

•

Discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

The Company will disclose its accounting policies for impaired loans by class in future filings similar to the following:

“For all loan classes, a loan is considered to be impaired when, based on current events or information ~~and events~~, it is probable the Company will be unable to collect all amounts due ~~(both interest and principal) according to~~ per the contractual terms of the loan agreement. Impaired loans include ~~certain nonaccrual commercial loans, and loans for which a charge-off has been recorded based upon the fair value of the underlying collateral~~ all nonaccrual and TDR loans. ~~Impaired loans also included loans that have been modified as TDRs as a concession to borrowers experiencing financial difficulties~~ For all loan classes, interest income on TDR loans is recognized ~~on impaired loans~~ under the modified terms and conditions if the borrower has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. ~~Purchased credit impaired loans are not reported as impaired as long as they continue to perform as least as well as expected to acquisition~~. Interest income is not recognized on other impaired loans until the loan is paid off.

The Company individually evaluates for impairment all nonperforming commercial and commercial real estate loans greater than $5 million. All other impaired commercial and commercial real estate loans are collectively evaluated for impairment in pools, based on similar underlying risk characteristics. Factors used by the Company in determining whether all principal and interest payments due on commercial and commercial real estate loans will be collected include, but are not limited to, the financial condition of the borrower, collateral and/or guarantees on the loan, and the borrower’s estimated future ability to pay based on industry, geographic location and certain financial ratios.

The Company evaluates residential mortgages, credit card and other retail loans for impairment in pools, based on similar underlying risk characteristics. The evaluation of impairment on these loans is primarily driven by delinquency status of individual loans or whether a loan has been modified.

Individual covered loans, whose future losses are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company, are evaluated for impairment and accounted for in a manner consistent with the class of loan they would have been included in had the loss sharing coverage not been in place.”

18.	We note your disclosure that impaired loans include certain nonaccrual commercial loans, loans for which a charge-off has been recorded based upon the fair value of the underlying collateral, and loans that have been modified as TDRs. Please tell us whether you hold any loans at period end that do not fall into one of these three categories but for which you believe it is probable you will be unable to collect all amounts due. If so, please revise your disclosure in future filings accordingly. Additionally, please clarify why your definition of impaired only includes “certain” nonaccrual commercial loans.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

The Company does not hold any loans, other than those identified as impaired loans included in its response to comment 17, that it believes are probable it will not be able to collect all amounts due. The Company will include in future filings its clarified impaired loan discussion, as outlined in the response to comment 17, which specifically defines what loans are considered to be impaired.

19.	Please clarify your disclosures in future filings to discuss how the sub-headings under the column heading “unrealized losses” on the table on page 80 relate to the table summarizing other-than-temporary impairment by investment category on page 82. Please also add a footnote clarifying what the “Other” sub-heading represents in order to increase the transparency of your disclosures.

The “Other-than-Temporary” column under Unrealized Losses, in the table on page 80 represents the non-credit component of unrealized loss on those securities that have been determined to be other-than-temporarily impaired (the credit component has been “realized” in accordance with ASC 320). The “Other” column on page 80 represents unrealized losses on securities that have not been determined to be other-than-temporarily impaired. The Company will footnote the disclosure table in future filings to clarify the content of these columns.

The table on page 82 is intended to provide additional granularity for the amounts presented in the periodic income statement for other-than-temporary impairment. The “Other Gains/(Losses)” column in the table on page 82 represents the non-credit component of OTTI for securities determined to be other-than-temporarily impaired during a particular period, whereas the “Other-than-Temporary” column on page 80 provides the non-credit component of OTTI that currently remains in OCI for all other-than-temporarily impaired securities, regardless of the period in which the security became other than temporarily impaired. The Company will include a footnote to the table on page 82 in future filings to indicate the amounts included in the “Other Gains/(Losses)” column represents the non-credit component of OTTI recorded in OCI for securities determined to be other-than-temporarily impaired during the period.

20.	Please clarify your disclosure in future filings to discuss how the rollforward of your credit losses on page 82 interacts with your other tables and disclosures in the footnote. For example, for the 2009 data, please clarify how the amounts in the credit loss rollforward reconcile to the table summarizing other-than-temporary impairment by investment category on page 82. Please also clarify how the “realized losses” and “credit losses on security sales and securities expected to be sold” line items for both years reconcile to the table on page 81 that shows the gross amount of gains and losses realized through sales of available-for-sale securities.

The summation of “Credit losses on securities not previously considered other-than-temporarily impaired” and “Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized” in the credit loss roll-forward will equal the total other-than-temporary impairment (“OTTI”) recognized on debt securities disclosed on the top of page 82, and is exclusive of any OTTI on perpetual preferred (i.e., equity) securities. For example, for 2010 data, the summation of the two aforementioned lines in the credit loss roll-forward was $91 million. Total OTTI for 2010 in the OTTI table (exclusive of OTTI on perpetual preferred securities) was $90 million. The $1 million difference between these numbers is due to rounding.

To allow easier reconciliation to the OTTI table, in future filings the Company will change the lead-in sentence to the credit loss roll-forward and change its presentation to summarize OTTI related to debt securities for the period. A draft of this revised disclosure is provided below:

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

“Changes in the credit losses on debt securities (excludes perpetual preferred securities) are summarized as follows:

	2010	2009

Balance at beginning of period	$335	$299

Additions to credit losses due to other-than-temporary impairments
Credit losses on securities not previously considered other-than-temporarily impaired	19	94
Decrease in expected cash flows on securities for which other-than-temporary impairment was previously recognized	72	148

Total other-than-temporary impairment on debt securities	91	242

Other changes in credit losses
Increases in expected cash flows	(26)	(49)
Realized losses	(60)	(30)
Credit losses on security sales and securities expected to be sold	—	(127)
Other	18	—

Balance at end of period	$358	$335

The 2009 credit loss roll-forward will not directly reconcile to the OTTI table because OTTI in 2009 included $133 million of impairment recorded because the Company concluded it did not have an intent to hold a particular SIV-related investment (and in fact exchanged that investment in 2010). The Company’s total OTTI on debt securities during 2009 (i.e. exclusive of perpetual preferred securities) of $375 million included both OTTI from credit losses and OTTI from this change in intent. The Company’s OTTI from credit losses was $242 million, as shown in the credit loss roll-forward.

“Realized losses” in the credit loss roll-forward represent principal losses allocated to mortgage and asset-backed securities in the Company’s portfolio under the terms of the securitization transaction documents. The Company will include a footnote to the table to clarify the activity reflected in the “Realized losses” line.

“Credit losses on security sales and securities expected to be sold” in the credit loss roll-forward represents the credit related component of previously recorded OTTI on securities sold (or for which there has been a change in intent during the period). These amounts affected income in the periods in which the OTTI was recorded and therefore do not affect income when a security is sold. The realized gain/loss table is intended to present further granularity regarding the income impact of security sales, which generally reflects non-credit related losses.

21.	We note that a significant amount of the unrealized losses greater than 12-months as of December 31, 2010 relate to non-agency mortgage-backed securities (MBS). We also note that you have taken OTTI charges on certain of your non-agency MBS during 2009, 2010 and the first quarter of 2011, and that some of the charges pertained to securities which were not previously OTTI. Please provide us with an analysis summarizing the excess subordination levels existing for any of your non-agency securities in an unrealized loss position and consider providing this information in future filings to highlight to investors the potential for OTTI charges in the future. Please also tell us the primary factors driving the additional impairment for securities previously OTTI – for example, higher severity rates, higher probability of default rates, etc.

The Company’s non-agency MBS portfolio is comprised of investment portfolio securities acquired in the normal course of business, and securities obtained from structured investment vehicles (“SIV related securities”) as a result of support the Company provided in 2007 to certain investment funds it advised.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

The investment portfolio securities comprised approximately $1.6 billion of carrying amount of the non-agency MBS at December 31 2010. The Company’s SIV related securities comprised approximately $0.4 billion and were recorded at fair value on the acquisition date. The SIV related securities’ fair value at the time acquired reflected the wide credit spreads that existed in the market at the time of acquisition. As a result, SIV related securities comprise a small portion of the non-agency MBS unrealized losses included in the table on page 83.

The Company’s non-SIV related securities were acquired before the credit crisis. These securities have original effective rates that reflected the significantly lower credit spreads that existed in the market at the time the securities were acquired. As market credit spreads widened during the credit crisis, the Company has recorded unrealized losses on these securities, which continue to be carried in other comprehensive income, but the Company has concluded very little of the decrease in value on the non-SIV related securities is credit related. All the Company’s non-SIV related securities are at the top of the respective securitization’s cash waterfall (i.e. they are senior securities).

The Company’s exposure to future credit-related OTTI for non-agency MBS is principally linked to the credit performance of the collateral pool. An increase in borrower default and/or severity of loss will reduce cash flows. Defaults may increase if economic conditions continue to deteriorate. Loss severity would increase if home prices deteriorated further. The Company does not view subordination levels alone as a meaningful metric for financial statement users as they represent only one aspect of credit enhancement. Various other forms of credit protection often exist in the securitization structures. For example, losses on the underlying collateral pool can be absorbed by excess interest cash flows generated by the collateral pool, bond insurance policies, or other features. Additionally, structural protections can exist that accelerate repayment to certain senior bonds, such as turbo-pay and/or cross-collateralization features that are triggered on deal performance. The Company’s cash flow models, and therefore its impairment analysis, consider all of these structural features.

The Company will revise its disclosure following the first paragraph below the unrealized loss table on page 83 to provide additional information as follows:

“The Company has $XXX million of unrealized losses on non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in underlying collateral pool performance. Borrower defaults may increase if current economic conditions persist or worsen. Additionally, further deterioration in home prices may increase severity of loss.”

The factor driving the most additional impairment on non-agency MBS during 2010 was higher probability of default, principally caused by high unemployment and difficult economic conditions that continued to persist throughout 2010. Additionally, regulatory action related to a bond insurer reduced cash flows expected to be paid under the respective policies.

22.	We note you briefly describe each of your loan segments on pages 28 and 29 of Management’s Discussion and Analysis. Please revise your disclosures in future interim and annual filings, either here or in Note 1, to provide a more thorough and detailed description of each of your loan segments and the classes of loans within those segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

The Company plans to revise the disclosures in future filings to provide a more detailed description of the

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

loan segments and classes as follows:

“The Company categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s three segments are Commercial Lending, Consumer Lending and Covered Loans. The Commercial Lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, and public sector customers. Key risk characteristics relevant to Commercial Lending segment loans include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company’s considers these risk characteristics in assigning the internal risk rating to these loans which is the primary factor in determining the allowance for credit losses for loans for the Commercial Lending segment.

The Consumer Lending segment represents loans and leases made to consumer customers including residential mortgages, credit cards, and other retail loans such as home equity loans and lines, revolving consumer lines, auto loans and leases, and student loans. Key risk characteristics relevant to Consumer Lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, and customer payment history, These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the Consumer Lending segment.

The covered loan segment represents loans acquired in FDIC-assisted transactions that are covered by loss sharing agreements with the FDIC that greatly reduce the risk of future credit losses to the Company. Key risk characteristics for Covered segment loans are consistent with the segment they would otherwise be included in had the loss share coverage not been in place but consider the indemnification provided by the FDIC.

The Company further disaggregates it loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the Commercial Lending segment are commercial loans and commercial real estate loans. The three classes within the Consumer Lending segment are residential mortgages, credit card loans and other retail loans. The covered loan segment consists of only one class.”

23.	We note that you have $18.9 billion of home equity and second mortgages. We also note from your disclosure on page 37 that $16.2 billion of this amount are considered “lines” while the remaining $2.7 billion are considered “loans.” Please revise your future filings to address each of the following:

•

Define the terms “loans” and “lines” as used in your disclosure on page 37 and discuss the typical terms of each. For example, fixed rate versus variable rate, loan periods, and line of credit draw periods

•	Disclose the amount of home equity and second mortgage loans that are still within their revolving period and have not yet commenced amortization.

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

•	Tell us and disclose the percentage of the second mortgage portfolio where you also hold the first lien.

•

Tell us whether the default and delinquency statistics for the home equity and second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity and second mortgage loans.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

The Company expects to revise the disclosures in Management’s Discussion and Analysis to include a definition of home equity loans and lines and provide information to indicate how many lines are still in their draw period and the approximate percentage of the home equity (second mortgage) loan portfolio where the Company services both the first and second lien as follows:

“Home equity lines are revolving accounts originated giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines are variable rates benchmarked to the prime rate, with a 15 year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 10 year amortization period. At June 30, 2011, substantially all of the Company’s home equity lines are in the draw period.

Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans with a 10 or 15 year fixed payment amortization schedule.

When evaluating the appropriateness of the allowance for credit losses for any lines and loans in a junior lien position, the Company considers the default and/or delinquency status of any first lien account serviced by the Company, as well as whether the first lien account has been modified by the Company. At June 30, 2011, the Company services the first lien on 23% of the home equity lines and loans in a junior lien position. The Company also considers the results of this analysis in evaluating the potential exposure to credit losses for the population of home equity lines and loans in a junior lien position where the Company does not service the first lien.”

The Company does not track the number of home equity line and home equity loan (second mortgage) borrowers who are only paying the minimum amount due on their loans as this is not a metric used by the Company to manage the credit risk related to this portfolio or determine the allowance for loan losses. The Company does not have a readily available comparison of default and delinquency status for home equity line and home equity loan (second mortgage) borrowers with a first lien held or serviced by the Company versus those where the first lien is held or serviced by a third party. Because substantially all of the home equity lines are currently in the draw period, the Company does not track and analyze whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity lines have not converted to amortizing.

24.

We note your disclosure on page 87 related to Credit Quality, including your tabular disclosure of loans by delinquency status by portfolio type. Please revise this tabular disclosure in future interim

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

and annual filings to present the information disaggregated by class of financing receivable rather than by loan portfolio segment. Refer to ASC 310- 10-50-5B for guidance.

The disclosures on page 87 present the required information by the loan classes the Company believes are applicable to its portfolio. The Company’s references to “portfolio type” in the financial statement footnotes was intended to align the required loan class disclosures with existing credit quality discussion in Management’s Discussion and Analysis. In future filings, the Company will more clearly identify and provide a more detailed description of its loan segments and classes.

25.	We note your disclosure on page 87 that you classify loan portfolios using internal credit quality ratings, but that the classified rating on consumer loans is primarily based on delinquency status. Please tell us whether you consider any other credit quality indicators for your residential mortgages and retail portfolios. For example, tell us whether you also consider FICO scores or refreshed loan-to-value ratios when monitoring the credit quality and assessing risk arising from the credit quality of these portfolios. Additionally, please revise future filings to provide all of your credit quality indicators by class of financing receivable, in accordance with ASC 310-10-50-29(a).

The Company’s internal credit quality rating for residential and retail portfolios are based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company generally obtains refreshed loan-to-value ratios for individual loans deemed to be potentially impaired to determine the appropriate amount to charge-off. These individual refreshed loan-to-value ratios are also then considered for applicability to the broader population of residential and other retail loans and the determination of the appropriate allowance for credit losses. In addition, on an ad hoc basis, the Company may obtain FICO scores and/or refreshed loan-to-value ratios for other subsets of the residential and other retail loan portfolios to assess risk arising from the credit quality of these portfolios.

26.	We note your disclosure on page 88 related to impaired loans, including your tabular disclosure of impaired loans by portfolio type. Please note that the disclosures required by ASC 310-10-50-14A and ASC 310-10-50-15(a) and (c) are to be presented for each class of finance receivable. Accordingly, please revise your tabular disclosure in future interim and annual filings to present this information separately for each finance receivable class. In addition, please further segregate your impaired loans balance to present the amount of impaired loans for which there is a related allowance for credit losses and the amount of impaired loans for which there is not a related allowance for credit losses. Refer to ASC 310-10-50-15(a)(3) for guidance.

The disclosures on page 88 present impaired loan information by the loan classes the Company believes are applicable to its portfolio. In future filings, the Company will more clearly identify, and provide a more detailed description of its loan segments and classes. All of the Company’s impaired loan balances have a related allowance for credit losses associated with them, which the Company will clarify in future filings.

27.

We note your disclosure that your total investments in unconsolidated VIEs totaled an aggregate amount of $2.0 billion as of December 31, 2010, and that these investments are generally carried in other assets on the balance sheet. We also note your disclosure that your maximum exposure to these unconsolidated VIEs, including any tax implications was approximately $5.0 billion at

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

December 31, 2010 and you discuss the scenarios where the maximum loss would occur. In order to increase the transparency of this disclosure, please discuss the drivers of the difference between the total value of your investments on the balance sheet as compared to the maximum loss exposure (unfunded commitments, derivatives, tax implications, etc) and separately quantify the amounts so investors could understand the types of scenarios that could drive the different potential losses.

At December 31, 2010, nearly all of the difference between the Company’s recorded investments in unconsolidated VIE’s included on the balance sheet and maximum exposure to loss was related to previously recognized tax credits that are subject to potential recapture because the compliance period for the related projects remains open. The difference also includes immaterial amounts of unfunded commitments related to certain private investment funds and partnerships.

In future filings, the Company will add the following related to the maximum exposure to unconsolidated VIE’s:

“The maximum exposure to loss at December 31, 2010 is primarily related to community development tax-advantaged investments and includes $1.9 billion included in the Company’s balance sheet and $3.0 billion of previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The remaining amounts relate to investments in private investment funds and partnerships for which the maximum exposure to loss includes amounts recorded in the balance sheet and any unfunded commitments.”

28.	We note your disclosure in footnote (b) to the table that average federal funds purchased rates include compensation expense for corporate card and corporate trust balances, and that you appear to have only adjusted the average rate for the year and not the rates at year-end. Please tell us why your average federal funds rate includes this compensation expense and discuss whether the compensation expense is what is driving the increase in this rate over the past three years. Additionally, please tell us why the other short-term borrowing rates are not affected by this compensation expense and discuss why you did not adjust the year-end federal funds purchased rate to account for this compensation expense.

The “compensation expense” for corporate cards represents amounts paid by the Company to corporate card holders for paying off outstanding balances on their noninterest-bearing cards within certain timeframes per specific agreements. The compensation expense for corporate trust represents amounts paid to certain corporate trust customers for a portion of the “float” benefit realized by the Company in its role as trustee. As a result of these activities, the Company has a short-term source of funds to conduct its operations, and any consideration paid by the Company to these customers related to the use of these funds is treated as the equivalent of short-term borrowings expense, even though not legally tied to a specific form of short-term borrowings. If the Company did not have the benefit of the use of these funds on a short-term basis, it would need some other form of short-term borrowing to meet its funding needs, and likely would obtain funding through the use of federal funds purchased versus other forms of short-term borrowings.

Excluding this compensation expense, the average rate paid on federal funds purchased would have been .17 percent, .14 percent and 1.80 percent for the years 2010, 2009 and 2008, respectively, and the average rate paid on total short-term borrowings would have been 1.01 percent, 1.21 percent and 2.69 percent, for the years 2010, 2009 and 2008, respectively. Because the compensation expense paid is not specified as a particular rate at a specific point in time but instead is based on the level of activity that occurs during a reporting period, the Company cannot adjust the year-end rates for federal funds purchased. In future

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

filings, the Company will provide the average federal funds purchased rate for each of the years presented with, and without, the compensation expense related to corporate card and corporate trust.

29.	We note your disclosure on page 118 that non-recurring fair value measurements related to your loans and other real estate owned are Level 2 measurements and that in both cases the fair value was determined based on the appraisal value of the collateral. Please tell us how you concluded that these measurements qualified as Level 2 measurement. As part of your response, please address the types of collateral for the other real estate owned (commercial, residential, etc) and the primary markets the collateral was located.

The Company has historically determined fair value for these loans and OREO based on appraisals and broker price opinions, which are principally derived from market comparables and therefore were classified by the Company as level 2 measurements. The Company recently conducted a review of peer financial statements and noted varying practices in respect of reporting these items as level 2 vs. level 3 measurements. Considering the current lack of liquidity in many of the markets, as well as the uniqueness of the collateral, the appraiser/broker must exercise a significant amount of judgment in selecting market comparables as well as making adjustments to market comparable prices for differences between the properties. As a result, the level of judgment required is more consistent with a level 3 measurement in the current environment, and as a result, the Company will revise its practice and report these as level 3 in future filings.

30.	We note your disclosure that you have provided guarantees to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and low-income housing credits, and that these guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or change in tax-qualifying status of the related project. We also note your disclosure of the maximum potential future payments guaranteed by you. However, you state that this maximum payment excludes potential payments for loan sales where you provided standard representations and warranties to the buyer against losses related to loan underwriting documentation. You disclose that your maximum potential obligations are not readily determinable since it will depend upon the occurrence of future events. Please tell us why a maximum amount is not determinable, since it would appear that the maximum obligation under a make-whole provision is the maximum amount of loans sold with such a provision. Additionally, please clarify the future events that must occur before you can make an estimate. In this regard, we note your disclosure indicates that the guarantee you made was related to losses due to loan underwriting documentation, and so the event appears to have occurred. Please advise, and revise your disclosure in future filings accordingly.

The maximum exposure to loss for all loans previously sold under contracts that included standard representation and warranty provisions would generally represent the current unpaid principal balance on those loans. This information would only be available to the Company where it has retained the servicing of the loan. In addition, this gross measure of the maximum exposure amount is not meaningful to financial statement users as it is unlikely to be realized by the Company and does not take into consideration the contingent triggering event that typically occurs before a claim is made by the purchaser for an underwriting defect (e.g., delinquency). Based on the Company’s historical experience, repurchases resulting from a representation and warranty breach occur for only a very small fraction of loans sold and, with the exception of fraud, the loss on a repurchase will generally be something less than the unpaid principal balance of the loan because the loans are generally collateralized. As a result, the Company believes disclosing a gross measure of maximum exposure equal to the balances outstanding at

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

the time the loans were sold would not be useful to financial statement users. The Company believes providing additional information relevant to current repurchase demands as addressed in response to comment 31, provides more meaningful information.

In future filings, the Company will include the following additional discussion about the maximum exposure to loss related to loan sales:

“The maximum potential future payments do not include loan sales where the Company provides standard representations and warranties to the buyer against losses related to loan underwriting documentation defects that existed at the time of sale that generally are identified after the occurrence of a triggering event, such as delinquency. For these types of loan sales, the maximum potential future payments is generally the unpaid principal balance of loans sold measured at the end of the current reporting period. Actual losses will be significantly less than the maximum exposure, as only a fraction of loans sold will have a representation and warranty breach, and any losses on repurchase would generally be mitigated as the loans are typically collateralized.”

31.	We note your disclosure that you regularly sell loans to the GSEs and that you provide customary representation and warranties to the GSEs in connection with these sales. Your disclosure also states that as of December 31, 2010, you have a reserve for $180 million related to potential losses from representation and warranty obligations, which represents a significant increase from the $72 million reserve as of December 31, 2009. Please revise your future filings to disclose that you have been receiving repurchase requests from the GSEs and describe your process for estimating your exposure as a result of such claims. Additionally, given the significant increase in your reserve, and to the extent that the volume of these repurchase requests increase or your exposure continues to increase, please provide the following disclosures in your future filings:

•

Provide a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses, similar to the disclosure in your June 30, 2011 earnings call presentation furnished on July 20, 2011

•	Discussion of time period permitted to respond to the request and ramifications of a non-timely response;

•

Levels of unresolved claims existing at the balance sheet date by claimant, similar to your disclosure of the total amount in your June 30, 2011 earnings conference call presentation furnished on July 20, 2011;

•	Disclosure, by claimant and loan type, of the amount of unpaid principal balance of loan repurchase requests that were resolved during the period;

•	Description of methodology and key assumptions used in determining the repurchase reserve;

•	Qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests;

•	Rejected claim success rates, by type of claimant;

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

•

Whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation; and

•

To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

In future filings, the Company will include expanded disclosures to explicitly disclose repurchase requests and related reserves. Supplementally, the Company’s view is its potential repurchase obligations do not represent a material exposure to the Company. Though repurchase requests did increase in 2010, the Company’s unresolved repurchase requests have decreased 25% since December 31, 2010 and the entire amount of open repurchase requests is not significant to the Company. As a result, the Company believes it appropriate for its disclosures in this area to be much more limited than those of its peer banking organizations.

The Company will provide a roll-forward of the representation and warranty reserve, levels of unresolved claims, and actual repurchase/make-whole volumes in future filings, similar to information the Company has providing in conjunction with its earnings presentations. The Company will continue to monitor the exposure and, as suggested by the Staff, will provide additional disclosures if significant negative trends emerge.

In future filings, the Company will include the following disclosures in the Guarantees and Contingent Liabilities note:

“At [insert date], the Company had reserved $[XXX] million for potential losses from representation and warranty obligations. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s reserving methodology uses current information about investor repurchase requests, and various assumptions such as defect rate, concur rate, repurchase mix, and loss severity, based upon the Company’s most recent loss trends. The Company also considers qualitative factors that may result in anticipated losses different from historical loss trends, such as loan vintage, underwriting characteristics and macroeconomic trends.

Below is a roll-forward of the Company’s representation and warranty reserve

(Dollars in Millions)	[insert date]			[insert date]
Balance at beginning of period	$	XXX		$	XXX
Provision for losses		XXX			XXX
Loss realized		(XXX	)		(XXX	)

Balance at end of period	$	XXX		$	XXX

As of [insert date] and [insert date], the Company had [$XXX million] and [$XXX million], respectively, of unresolved representation and warranty claims with the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs”

32.

Please provide to us and revise your future filings to include the triggers and targets for your NEOs that have a business line component as part of their executive compensation. To the extent the triggers and targets are quantifiable, your response should quantify that information. To the extent

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

you believe that disclosure of the triggers and targets is not required because it would result in competitive harm such that the triggers and targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the triggers and targets and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

In 2010, NEO Bonus Amounts Were Determined Based On Up To 41 Different Business Unit Income Targets

Except for the Company’s Chief Executive Officer and Chief Financial Officer, each of the Company’s named executive officers (“NEOs”) is responsible for managing a business line that is composed of a number of business units. During 2010, Richard B. Payne was responsible for our corporate banking business line (which was composed of ten business units), Richard C. Hartnack was responsible for our consumer and small business banking operations (which was comprised of nine business units), and Pamela A. Joseph was responsible for our payment services business line (which was composed of six business units).

In 2010, the Company’s entire business was broken into 41 different revenue-producing business units as well as various administrative units. The annual cash incentive awards for Ms. Joseph and Messrs. Payne and Hartnack were based on the results (i.e., pretax income) of each of the business units for which each such NEO was responsible. The annual bonus compensation of Andrew Cecere, our Chief Financial Officer, is dependent on the results of all 41 revenue-producing business units, as well as the administrative units for which he is responsible. The annual bonus compensation of Richard K. Davis, our Chief Executive Officer, is based on a weighted average of the results of all of our revenue-producing and administrative business units. Each of the units varies widely in size and impact on the Company’s overall financial results.

Pretax income targets exist for each of the Company’s 41 different revenue-producing business units. Disclosure of the pretax income targets for each of those 41 business units would provide information so specific and granular it would not be meaningful to an investor’s understanding of the Company’s executive compensation policies and decisions. In addition, because the results of each business unit has its own magnitude of effect on the determination of NEO bonus funding amounts, disclosure of the targets and results for each unit would not provide useful information for understanding the calculation of the bonus funding amount and would be confusing. Accordingly, the pretax income targets and results are not material to a fair understanding of NEO compensation at the Company. See Regulation S-K Compliance and Disclosure Interpretation 118.04.

Disclosure of Information Regarding Business Unit Targets and Results Would be Competitively Harmful to the Company

Although the Company believes it may properly omit from its proxy statement target and actual pretax income information for the Company’s 41 revenue-producing business units on the grounds that such information is not material to a fair understanding of the NEOs’ compensation for the prior fiscal year, the Company has also provided below an analysis of the competitive harm to the Company that would result from disclosure of such information.

Disclosure of Pretax Income Targets and Results for each of the Company’s 41 Revenue-Producing Business Units Would Provide the Company’s Competitors with Significant Insight Into the Company’s Business and be Competitively Harmful to the Company

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

The Company operates in the highly competitive financial services industry, and requiring the Company to disclose target and actual pretax income information for each of its 41 revenue-producing business units would cause substantial harm to the Company’s competitive position. Information regarding target and actual pretax income for the Company’s business units that are the basis for the Company’s overall financial plan is highly confidential, is never disclosed publicly by the Company and fits squarely within the type of information protected and not required to be disclosed under National Parks & Conservation Assoc. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). See also Critical Mass Energy Project v. NRC, 975 F.2d 871, 873 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993); Continental Oil v. Federal Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Braintree Elec. Light Dep’t v. Department of Energy, 494 F. Supp. 287, 290 (D.D.C. 1980); and Timken Co. v. United States Customs Service, 491 F. Supp. 557, 560 (D.D.C. 1980).

Unlike other companies, the Company does not have separate targets at the business unit level that are used for compensation purposes that are different from the targets in the Company’s financial plan. Rather, the pretax income targets for the Company’s 41 revenue-producing business units that are used for determining funding of the Company’s annual cash bonus plan for all management-level employees are the pretax income targets that are used in each unit’s annual financial plan. These individual business unit financial plans are then “rolled up” with administrative units in order to create the Company’s annual financial plan. In no context is the Company’s annual financial plan ever publicly disclosed, other than the Company’s earnings per share target that results from the plan (and that is also used in determining NEO bonus funding amounts).

Likewise, the actual pretax income results for each of the Company’s business units are never disclosed publicly in any context. If the Company were required to disclose the business unit pretax income targets and results publicly, the Company would be competitively harmed. The Company’s competitors would have greater visibility into the sources of the Company’s income, the size of the various business units, where the Company is putting its resources and where the Company expects to grow. Disclosure of this information could also help competitors identify potential weaknesses in the Company’s business or better understand how the individual business units contribute to the Company’s overall performance, and competitors could use this information to their advantage and to the detriment of the Company.

Furthermore, competitors would be able to gain further insight into the Company’s business strategy upon analyzing the business unit pretax income targets and results on a year-over-year basis. Competitors would be able to discern how the Company’s various business units are performing and use this data, to the detriment of the Company, to better understand industry trends as well as their own businesses. In addition, competitors would be better equipped to develop their own business strategies.

If the Company were required to disclose this information, the Company’s competitors would have more information about the Company’s business than the Company would have about their businesses, and the Company would be at a competitive disadvantage. Moreover, for the reasons stated above, disclosure of the pretax income targets and results would not be helpful to investors. Rather, it is the Company’s competitors alone who would benefit from disclosure of this information, resulting in competitive harm to the Company.

Disclosure of Pretax Income Targets and Results for the Company’s 41 Business Units Could Reduce the Company’s Ability to Attract and Retain Talent or Require the Company to Pay More to Do So

The ability to attract and retain key personnel is critical in the highly competitive financial services industry in which the Company operates. The Company relies in part on annual bonus awards to attract and retain key personnel. If the Company were to disclose pretax income targets and results for each of the Company’s 41 business units, the Company’s competitors would have additional insight into the

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

bonus funding available not only for the Company’s NEOs but for all of the Company’s other management-level employees in revenue-producing groups. In fact, since the bonus funding amounts for the other management-level employees are directly dependent upon the financial results of their own business unit, disclosure of these results provides more insight into the compensation of those other management-level employees than it does for the NEOs.

Upon analyzing the data, competitors would not only be able to determine which business units had lower bonus funding levels, but would also be able to determine at what level a particular business unit’s bonus pool was funded. This information would give competitors a roadmap of the Company’s payment levels by business unit to focus on when attempting to lure away the Company’s talent, and would thereby put the Company at a competitive disadvantage.

For the reasons stated above, the Company’s competitive position would be substantially harmed by the disclosure of the pretax income targets and results for each of the Company’s 41 business units. The Company respectfully submits that such information represents confidential financial information, the disclosure of which would cause competitive harm to the Company.

In future proxy statement filings, the Company will clarify the manner in which NEO annual bonus compensation amounts are determined and will provide disclosure regarding the difficulty of achieving the 41 business unit pretax income targets that underlie that determination.

33.	We note your presentation of net cash provided by operating activities in total with no further details of the activity making up this balance. Given the significant fluctuation in cash flows from operating activities during the three months ended March 31, 2011 as compared to the three months ended March 31, 2010, please revise future filings to present additional items making up the activity, consistent with how you have presented for the investing and financing activities sections.

The Company has historically followed the guidance of Item 10-01(a)(4) of Regulation S-X, which allows the statement of cash flows to be abbreviated for interim periods, including starting with a single amount for net cash flows from operating activities. The Company will modify the cash flow statement in future interim filings to present operating activities consistent with its annual report.

34.	We note that you recognized a $102 million increase in the fair value of your MSRs due to changes in valuation assumptions during the first quarter of 2011, and a $249 million reduction in your residential mortgage servicing rights during 2010. Your footnotes indicate that the changes primarily reflect changes in discount rates and prepayment speed assumptions. We also note your disclosure on page 23 that on April 13, 2011, you entered into consent orders with the Office of the Comptroller of the Currency and The Board of Governors of the Federal Reserve System related to servicing and foreclosure processes. Please tell us about any adjustments you have made to assumptions regarding higher servicing costs, including quantifying the amounts and the specific periods the assumption changes were made.

During the second quarter of 2011, the Company increased its cost to service assumption to reflect higher servicing costs expected to result from the actions required under the consent orders, in particular, somewhat higher staffing costs, and an expected increase in GSE timeline penalties as a result of extended foreclosure processing periods. This increase in the cost to service assumption (i.e. for the consent orders) reduced the Company’s MSR value by approximately $36 million or approximately two basis points on the servicing portfolio.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

35.	We note your tabular disclosure on page 56 related to guarantees and contingent liabilities exposure as of March 31, 2011. We also note from your disclosure in Note 22 of your Form 10-K for the year ended December 31, 2010 that you hold certain assets as collateral against these exposures. Please either revise your tabular disclosure in future filings to include a column that identifies the amount of assets held as collateral for each of your guarantees and contingent liabilities exposures or include a narrative description of the collateral held, similar to the disclosure included in your Form 10-K. In addition, please consider expanding your narrative disclosure in future interim filings to describe each type of guarantee and contingent liability exposure, again, similar to the disclosure in Note 22 of your Form 10-K.

The Company views its quarterly Form 10-Q disclosures to be an update to its prior year Form 10-K filing. The Company includes specific disclosures in its Form 10-Q filings for items that have occurred or changed in the interim period being reported on that it considers material to its financial statements or significant to its business. None of the items included in the tabular disclosure on page 56 relate to a significant change in the nature of items previously disclosed in the Company’s 2010 Form 10-K. The Company includes a reference to its 2010 Form 10-K in Note 1 and Note 13 for additional information on the nature of the Company’s guarantees and contingent liabilities and believes this is adequate and consistent with its methodology for other disclosures throughout the filing. In future interim filings, the Company will include the amount of assets held as collateral for each of its guarantee and contingent liability disclosures.

36.	We note your disclosure about the consent orders the company and its two primary banking subsidiaries entered into with U.S. federal banking regulators. Please provide us with draft disclosure to be included in future filings describing the steps taken or to be taken to comply with the consent orders.

The Company included the following disclosure beginning on page 23 of its second quarter 2011 Form 10-Q:

“The Consent Orders mandate certain changes to the Company’s mortgage servicing and foreclosure processes. Specifically, the Consent Orders require the Company, U.S. Bank National Association and U.S. Bank National Association ND to, among other things, submit a comprehensive action plan setting forth the steps necessary to ensure residential mortgage servicing and foreclosure processes are conducted in accordance with the Consent Orders; develop and implement other plans and programs to enhance residential mortgage servicing and foreclosure processes; retain an independent consultant to conduct a review of certain residential mortgage foreclosure actions and to remediate errors or deficiencies identified by the consultant; and oversee compliance with the Consent Orders and the new plans and programs. The Company has made significant progress in complying with these requirements during the last several months.”

*            *             *            *            *            *             *

The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

August 15, 2011

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *            *            *            *             *

Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 (or by fax at (612) 303-4801).

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer
Andrew Cecere, Vice Chairman and Chief Financial Officer
Lee R. Mitau, Executive Vice President and General Counsel